EXHIBIT 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the Common Units of TXO Partners, L.P. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of May 19, 2025.

**LKCM Investment Partnership, L.P.**

By: LKCM Investment Partnership GP, LLC, its general partner

By:  /s/ J. Luther King, Jr.
      J. Luther King, Jr., President


**LKCM Private Discipline Master Fund, SPC**

By: LKCM Private Discipline Management, L.P., sole holder of its management shares

By: LKCM Alternative Management, LLC, its general partner

By:  /s/ J. Luther King, Jr.
      J. Luther King, Jr., Partner


**Luther King Capital Management Corporation**

By:  /s/ J. Luther King, Jr.
      J. Luther King, Jr., President


 /s/ J. Luther King, Jr.
**J. Luther King, Jr.**